Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$32,759	$98,052	$(8,179)	$43,642	$44,602
2. Plus interest expense	47,850	66,605	73,231	92,466	80,854

3. Earnings including interest on deposits	80,609	164,657	65,052	136,108	125,456
4. Less interest on deposits	38,427	54,087	60,876	76,232	65,733

5. Earnings excluding interest on deposits	$42,182	$110,570	$4,176	$59,876	$59,723

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$52,521	$71,659	$73,678	$92,466	$80,854
7. Less interest on deposits (Line 4)	38,427	54,087	60,876	76,232	65,733

8. Excluding interest on deposits	$14,094	$17,572	$12,802	$16,234	$15,121

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	1.53	2.30	0.88	1.47	1.55
Excluding interest on deposits (Line 5 divided by Line 8)	2.99	6.29	0.33	3.69	3.95